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                                                                   EXHIBIT 12(a)



                            D&N CAPITAL CORPORATION
               Computation of ratio of earnings to fixed charges


                   For the Three Months Ended March 31, 2001
                          (In thousands, except ratio)



           Net income                             $  971

           Fixed charges:
                  Advisory fees                       42

           Total fixed charges                        42

           Earnings before fixed charges          $1,013

           Fixed charges, as above                $   42

           Ratio of earnings to fixed charges       24.1



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